Alliance California Municipal Income Fund, Inc.	Exhibit 77C
811-10575


77C  Matters submitted to a vote of security holders


A Joint Annual Meeting of Stockholders of Alliance California
Municipal Income Fund, Inc. (ACMIF) was held on March 25,
2004. A description of each proposal and number of shares voted at the meeting are as follows:

				Shares Voted For
							AbstainedTo elect three Directors of
ACMIF for a term of three years
and until his successor is duly
elected and qualifies.



John H. Dobkin 			7,734,528		86,124

Clifford L. Michel		7,735,651		85,001

Donald J. Robinson		7,734,516		86,136